Exhibit  8.1
                                                              Subsidiaries
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Name                                                                                Country of            Ownership
                                                      Vessel/Activity               Incorporation         Percentage
                                                      ---------------               -------------         ----------

CalPetro Tankers (Bahamas I) Ltd                              Cygnus Voyager             Bahamas           100%
CalPetro Tankers (Bahamas II) Ltd                             Altair Voyager             Bahamas           100%
CalPetro Tankers (Bahamas III) Ltd                             Virgo Voyager             Bahamas           100%
Granite Shipping Co. Ltd.                                      Front Granite             Bahamas           100%

Frontline Management (Bermuda) Ltd                        Management company             Bermuda           100%
ICB Shipping (Bermuda) Limited                            Management company             Bermuda           100%
Mosvold Shipping Limited                                     Holding company             Bermuda           100%
Ship Finance International Limited                           Holding company             Bermuda            75%

Buckingham Shipping Plc                                      British Pioneer         Isle of Man           100%
Caernarfon Shipping Plc                                     British Progress         Isle of Man           100%
CalPetro Tankers (IOM) Ltd                                    Sirius Voyager         Isle of Man           100%
Golden Current Limited                                                Opalia         Isle of Man           100%
Golden State Petro (IOM 1-A) PLC                             Antares Voyager         Isle of Man           100%
Golden State Petro (IOM 1-B) PLC                             Phoenix Voyager         Isle of Man           100%
Holyrood Shipping Plc                                          British Pride         Isle of Man           100%
Oscilla Shipping Ltd                                  Option to acquire VLCC         Isle of Man           100%
Sandringham Shipping Plc                                     British Purpose         Isle of Man           100%

Ariake Transport Corporation                                          Ariake             Liberia           100%
Bonfield Shipping Ltd.                                          Front Driver             Liberia           100%
Edinburgh Navigation SA                                            Edinburgh             Liberia           100%
Fourways Marine Limited                                         Front Spirit             Liberia           100%
Front Ardenne Inc.                                             Front Ardenne             Liberia           100%
Front Brabant Inc.                                             Front Brabant             Liberia           100%
Front Eagle Corporation                                          Front Eagle             Liberia           100%
Front Falcon Inc                                                Front Falcon             Liberia           100%
Front Glory Shipping Inc.                                        Front Glory             Liberia           100%
Front Pride Shipping Inc.                                        Front Pride             Liberia           100%
Front Saga Inc                                                    Front Page             Liberia           100%
Front Serenade Inc.                                           Front Serenade             Liberia           100%
Front Splendour Shipping Inc.                                Front Splendour             Liberia           100%
Front Stratus Inc.                                             Front Stratus             Liberia           100%
Front Tobago Inc.                                               Front Tobago             Liberia            40%
Golden Aquarian Corporation                                         Cos Hero             Liberia           100%
Golden Bayshore Shipping Corporation                            Navix Astral             Liberia           100%
Golden Channel Corporation                                   Front Commodore             Liberia           100%
Golden Estuary Corporation                                    Front Comanche             Liberia           100%
Golden Fjord Corporation                           Ocana (ex Front Commerce)             Liberia           100%
Golden Fountain Corporation                                  Golden Fountain             Liberia            50%
Golden Hilton Shipping Corporation                         Channel Navigator             Liberia           100%
Golden President Shipping Corporation                       Channel Alliance             Liberia           100%
Golden Seaway Corporation                                       New Vanguard             Liberia           100%
Golden Sound Corporation                                           New Vista             Liberia           100%
Golden Strait Corporation                                     Golden Victory             Liberia           100%
Golden Stream Corporation                                      Golden Stream             Liberia           100%
Golden Tide Corporation                            Omalia (ex New Circassia)             Liberia           100%
Hitachi Hull # 4983 Corporation                            Otina (ex Hakata)             Liberia           100%
Katong Investments Ltd.                                        Front Breaker             Liberia           100%
Kea Navigation Ltd                                              Front Melody             Liberia           100%
Langkawi Shipping Ltd.                                           Front Birch             Liberia           100%
Millcroft Maritime SA                                         Front Champion             Liberia           100%
Otina Inc.                                                        Front Tina             Liberia           100%
Optimal Shipping SA                                           Front Symphony             Liberia           100%
Pablo Navigation SA                                              Front Chief             Liberia           100%
Patrio Shipping Ltd.                                            Front Hunter             Liberia           100%
Rakis Maritime SA                                              Front Fighter             Liberia           100%
Ryan Shipping Corporation                                      Front Warrior             Liberia           100%
Saffron Rose Shipping Limited                                    Front Crown             Liberia           100%
Sea Ace Corporation                                                Front Ace             Liberia           100%
Sibu Shipping Ltd.                                               Front Maple             Liberia           100%
South West Tankers Inc                                           Front Sunda             Liberia           100%
Tidebrook Maritime Corporation                               Front Commander             Liberia           100%
Ultimate Shipping Ltd.                                         Front Century             Liberia           100%
West Tankers Inc.                                                Front Comor             Liberia           100%

Frontline Management AS                                   Management company              Norway           100%

Puerto Reinosa Shipping Co SA                                    Front Lillo              Panama           100%

Aspinall Pte Ltd.                                               Front Viewer           Singapore           100%
Blizana Pte Ltd.                                                 Front Rider           Singapore           100%
Bolzano Pte Ltd.                                                    Mindanao           Singapore           100%
Cirebon Shipping Pte Ltd.                                      Front Vanadis           Singapore           100%
Fox Maritime Pte Ltd.                                           Front Sabang           Singapore           100%
Front Dua Pte Ltd.                                             Front Duchess           Singapore           100%
Front Empat Pte Ltd.                                          Front Highness           Singapore           100%
Front Enam Pte Ltd.                                               Front Lord           Singapore           100%
Front Lapan Pte Ltd.                                          Front Climber            Singapore           100%
Front Lima Pte Ltd.                                              Front Lady            Singapore           100%
Front Tiga Pte Ltd.                                               Front Duke           Singapore           100%
Front Tujuh Pte Ltd.                                           Front Emperor           Singapore           100%
Front Sembilan Pte Ltd.                                         Front Leader           Singapore           100%
Rettie Pte Ltd.                                                Front Striver           Singapore           100%
Transcorp Pte Ltd.                                              Front Guider           Singapore           100%

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